

December 18, 2014

Via E-mail
Mr. Michael R. Bourque, Jr.
Chief Financial Officer
Ocwen Financial Corporation
2002 Summit Boulevard. 6th Floor
Atlanta, Georgia 30319

> **Re:** **Ocwen Financial Corporation**
> **Amendment #1 to Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed August 18, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed October 31, 2014**
> **Response dated August 22, 2014**
> **File No. 001-13219**

Dear Mr. Bourque:

    We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2013

Note 1A – Restatement and Revision of Previously Issued Consolidated Financial Statements, page F-17

1. Please explain the nature of the error in the application of the interest method in accounting for a financing liability which resulted in the restatement of the financial statements for the fiscal year ended December 31, 2013 and the interim period ending March 31, 2014. Please address the previous accounting, why you revised your accounting and why you consider the accounting revision the correction of an error in accordance with GAAP.

2. Given that the Company entered into transactions with HLSS beginning with the initial transaction on March 5, 2012, please explain to us how you concluded that the error in the application of the interest method for a financing liability did not also impact the 2012 audited financial statements.

3. Please tell us the specific internal controls implemented to properly allocate cash payments between principal and interest in connection with the financing liability.

Note 25 – Business Segment Reporting, page F-69

4. We note the net margin on non-Agency servicing is higher than margins on the conventional and government insured servicing.   Please tell us how the company determines the net margins on each of the different types of servicing provided.

5. Please disclose in future filings revenues generated from the conventional, government insured and non-Agency servicing portfolios in each of the last three fiscal periods as well as the interim reporting period s during 2014 in accordance with ASC 280-10-50-40.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Notes to Unaudited Consolidated Financial Statements

Note 11- Borrowings

Covenants, page 35

6. Please tell us whether you are in compliance with all the qualitative and quantitative covenants as of September 30, 2014. We note you revised your disclosures that "We are in compliance with all of our qualitative and quantitative covenants" at June 30, 2014 to "We believe that we are in compliance with all of our qualitative and quantitative covenants" at September 30, 2014.

Note 22 – Commitments and Contingencies, page 47

Litigation Contingencies

7. Please further explain the nature of the tolling agreements related to certain securitizations in your next response letter and the estimated dollar amount of potential claims under these agreements.

Regulatory Contingencies

8. We note you accrued $100 million during the quarter ended September 30, 2014 for losses that you believed were probable and reasonably estimable related to the New York Department of Financial Services litigation. Please more fully explain how you determined this accrual in the most recent quarter ended.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief